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                            March 28, 2024

       James W. Peters
       Chief Financial Officer
       WHIRLPOOL CORP /DE/
       2000 North M-63
       Benton Harbor, MI 49022

                                                        Re: WHIRLPOOL CORP /DE/
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 14,
2024
                                                            File No. 001-03932

       Dear James W. Peters:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to the Consolidated Financial Statements
       Note 15 - Acquisitions and Divestitures, page 113

   1. We note your disclosure that pursuant to a contribution agreement with Arcelik, you will contribute your major
domestic appliance European business operations into a newly formed European
appliance company of which you will own 25%. We also note that you entered into a share
purchase agreement with Arcelik for the sale of your Middle East and
                                                        North Africa (   MENA
) business. We further note your disclosure that your European major domestic
appliance business, including the MENA business, met the criteria for held for sale
accounting during the fourth quarter of 2022 and that the operations of the
                                                        European disposal group
did not meet the criteria to be presented as discontinued
                                                        operations. Please
address the following items.
                                                            Tell us how you
concluded the disposal group met the criteria for held for sale during the fourth quarter
of 2022 in accordance with ASC 360-10-45. In your response,
                                                            separately discuss
the MENA business that will be sold to Arcelik and the European
 James W. Peters
WHIRLPOOL CORP /DE/
March 28, 2024
Page 2
              major domestic appliance business operations that will be contributed into a newly formed company, including your consideration of the guidance in ASC 360-10-45-
              15.
                Provide us with your detailed analysis performed under ASC 205-20-45 in determining the disposal group did not qualify as discontinued operations. Separately discuss in your response the MENA business and the European major domestic appliance business.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 with any questions.



FirstName LastNameJames W. Peters                             Sincerely,
Comapany NameWHIRLPOOL CORP /DE/
                                                              Division of
Corporation Finance
March 28, 2024 Page 2                                         Office of
Manufacturing
FirstName LastName